December 13, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549-3561

Re:	Plum Acquisition Corp. IV
Registration Statement on Form S-1
Filed November 5, 2024
File No. 333-281144

Dear Mr. McNamara and Mr. Campbell:

On behalf of Plum Acquisition Corp. IV (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance and Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) in the letter dated November 18, 2024, relating to the Company’s Registration Statement on Form S-1 (File No. 333-281144) (the “Registration Statement”). An electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 2, is referred to as the “Amended Registration Statement.”

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 Cover Page

1.	We note your disclosure regarding your restricted private placement shares. Please revise your cover page and Summary disclosures to clearly state, if true, that the non- managing investors will pay no additional consideration for these shares. Please further clarify, if true, that these shares could create a conflict of interest in that the non-managing investors will be incentivized to vote in favor of an initial business combination. Finally, please disclose, if true, that the restricted private placement shares will allow the non-managing investors to invest in your Company on more favorable terms than are available to purchasers in this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on cover page, pages 7, 22, 76, 104, 143 and II-2 in the Amended Registration Statement. Additionally, the Company respectfully advises the Staff that the restricted private placement shares will be held by the Sponsor and will be transferable to the non-managing investors only upon consummation of an initial business combination. As such, the Company does not believe that the restricted private placement shares will incentivize the non-managing investors to vote in favor of an initial business combination, as they will not have the ability to vote such shares at that time.

Summary

Management Team, page 3

2.	We note your response to comment 3 and re-issue in part. With respect to the redemptions of shares, please also quantify the percentage of outstanding shares that were redeemed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 102 of the Amended Registration Statement.

Select Leadership Council Members, page 6

3.	Please provide the basis for the statement that Mike Dinsdale embodies the “modern unicorn” CFO.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 103 and 134 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703)749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP

By:	/s/ Jason Simon
Jason Simon, Esq.

cc:	Kanishka Roy, Chief Executive Officer, Plum Acquisition Corp. IV